

September 4, 2020

<u>Via Email</u>

Evert B. Schimmelpennink
Chief Executive Officer
Pfenex Inc.
10790 Roselle Street
San Diego, CA 92121

   Re: **Pfenex Inc.**
       Schedule 14D-9 filed on August 31, 2020
       File No. 005-88253

Dear Mr. Schimmelpennink:

   The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Schedule 14D-9. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 3. Past Contacts, Transactions, Negotiations and Agreements, pages 2-14</u>

1. We note that under the header "Interests of Certain Persons," you indicate that "executive officers of Pfenex and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Pfenex's stockholders, generally." This qualified, generic disclosure is not helpful in informing shareholders as to whether these individuals have different interests in the Merger or as to the nature of such interests. Please revise to summarize the interests of Pfenex's executive officers and directors that differ from the interests of Pfenex's stockholders.

Item 4. The Solicitation or Recommendation, pages 14-32

2. The disclosure on page 14 states that "the Board recommends that Pfenex's stockholders accept the Offer and tender their Shares to pursuant to the Offer." Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state the Company's position with respect to the Offer. Alternatively, please clarify that the Board's recommendation is being made on behalf of the Company.

3. We note the following statement: "On April 2, 2020, Pfenex, as a result of a conflict of interest with its existing financial advisor and in consultation with and at the direction of the Board, engaged a second financial advisor to assist with its existing strategy of exploring potential acquisitions." Please revise to clarify whether the Company's initial financial advisor was William Blair and, if so, describe such conflict of interest.

4. Please discuss how the Strategic Transaction Committee considered William Blair's minority equity position in both Pfenex and Ligand and the basis on which the Strategic Transaction Committee resolved to engage William Blair as the financial advisor in connection with this transaction notwithstanding that conflict and given the CVR Portion of the Offer Price.

Projected Financial Information, page 29-31

5. Please summarize the material assumptions and limitations underlying the Financial Projections.

Annex A – Opinion of William Blair & Company L.L.C.

6. The fairness opinion included as Annex A states that it is based in part upon the "CVR Probabilities" prepared by senior management of the issuer and used in William Blair's analysis of this transaction, which was in turn was used by the Board and Pfenex in recommending the transaction. Therefore, we believe the CVR Probabilities must be disclosed as well.

7. We note the following statement: "It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a proxy statement mailed to the stockholders by the Company with respect to the Merger." Although the quoted statement indicates that the opinion may be disclosed in a proxy statement mailed to stockholders, please also clarify whether William Blair has consented to the inclusion of the opinion in this Schedule 14D-9.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263, or me, at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Dan Koeppen, Esq.
       Zachary Myers, Esq.
       Ethan Lutske, Esq.
       Wilson Sonsini Goodrich & Rosati, Professional Corporation